UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA launches the OMA Foundation

•	An initiative to promote education of young people in Mexico

Monterrey, Mexico, October 13, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced yesterday, October 12, the launch of the OMA Foundation as a platform to promote and consolidate community projects, working with civil society organizations and social entrepreneurs.

The OMA Foundation was launched at an event at the Hotel Camino Real, with the participation of Bernardo Quintana, the Chairman of OMA’s parent company, Empresas ICA; Diego Quintana, Chairman of the board of OMA, other members of the board of directors, OMA’s management team, and special invitees from institutions and organizations that share OMA’s Social Responsibility objectives.

Porfirio González, OMA’s CEO, commented: “From our beginnings, OMA has sought to act responsibly with all our stakeholders. Our commitment with communities in the regions where we operate is to support programs that promote development, quality of life, and education.”

OMA Foundation is supporting programs focused on developing technical skills, improving physical education infrastructure and equipment, and providing scholarships that help Mexican youth stay in school and develop professional skills.

This year, the OMA Foundation is starting to implement community projects in Pesquería, Nuevo Leon and Aldama, Chihuahua, in alliance with the non-profit organizations Jóvenes Constructores de la Comunidad A.C. and Servicios a la Juventud A.C.

“Grupo Aeroportuario del Centro Norte, through the OMA Foundation, is joining forces with and contributing to the global effort to provide scholarships to young people in vulnerable situations and also to help improve physical education infrastructure,” added Diego Quintana, Chairman of OMA’s board.

OMA is committed to Mexico. We will continue to support the development of projects that align social investment with our business strategy, by channeling resources and joining forces with initiatives that contribute to society.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: October 13, 2017